Corporate Charter -

I, ROSS MILLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that ROBERTSON ACQUISITIONS II, INC., did on April 5, 2012, file in this office the original Articles of Incorporation; that said Articles of Incorporation are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada. IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on April 5, 2012.

Articles of Incorporation - 04-05-12 Robertson Acquisitions II, Inc. Commercial Registered Agent Registered Agents of America, Inc. number of shares with par value 350 million par value per share $.00001 Daniel Robertson 8840 Wilshire Blvd Suite 111 Beverly Hills CA 90211 Incorporator Presidential Services Incorporated 28015 Smyth Drive, Valencia CA 91355

Instructions for Initial List, Registered Agent and State Business License Application - Secretary of State Carson City NV

(Profit) Initial List of Officers, Directors and Registered Agent and State Business License Application of Robertson Acquisitions II, Inc.

Declaration of Eligibility for State Business LIcense Exempti